Pricing Supplement Dated February 20, 2014	Rule 424(b)(5)
(To Prospectus Supplement Dated August 10, 2012	File No. 333-182527
and Prospectus Dated July 3, 2012)	Pricing Supplement No. 2014-1

GENERAL ELECTRIC CAPITAL CORPORATION

GE Interest Plus

Variable Denomination Floating Rate Notes

Interest Rates:	Under		$15,000 to		$50,000 to
	$15,000		$49,999		$5 million
	Rate	Yield	Rate	Yield	Rate	Yield
	0.95%	0.95%	1.00%	1.00%	1.05%	1.06%

The portion of your investment that is greater than $5 Million will not earn interest.

Special Processing fees:

Redemption Check Copy	$5.00
Cash Rejection Processing Fee	$10.00
Checkbook Reorder Fee	$10.00
Checkbook Reorder - Rush Delivery	$30.00
Domestic Wire Fee (regular outgoing wire request)	$25.00
Express Wire Fee (for one-time wires: domestic wire fee of $25 plus rush fee of $10)	$35.00
Overnight Mailing Charge	$10.00
Returned Redemption Check (insufficient funds)	$20.00
Statement Copy	$10.00
Stop Payment (Single or Range)	$30.00

Effective Date:	February 20, 2014 until such time as different rates or fees are determined by the GE Interest Plus Committee. Information on current interest rates is available at www.gecapitalinvestdirect.com or by calling 800-433-4480, 24 hours a day, seven days a week.

ACH Investments initiated through the online eService website or the automated phone system cannot be redeemed until three business days after such amounts are credited. ACH Investments initiated through outside payees (e.g. Social Security, company payroll, etc.) cannot be redeemed until one business day after such amounts are credited.

The rates and fees for GE Interest Plus Notes are separate and distinct from the rates and fees established for GE Interest Plus for Businesses, which is offered to business investors.

In the opinion of Fred A. Robustelli, as counsel to the Company, when the securities offered by this prospectus supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such securities will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, arrangement or similar laws affecting the rights and remedies of creditors generally, including, without limitation, the effect of statutory or other laws regarding fraudulent transfers or preferential transfers, and general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance, injunctive relief or other equitable remedies, regardless of whether enforceability is considered in a proceeding of equity or law, provided that such counsel expresses no opinion as to the effect of any waiver of stay, extension or usury laws or provisions relating to indemnification, exculpation or contribution, to the extent that such provisions may be held unenforceable as contrary to federal or state securities laws, on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 3, 2012, which has been filed as Exhibit 5.1 to the Company’s registration statement on Form S-3 filed with the Securities and Exchange Commission on July 3, 2012.